

Mail Stop 3561

November 19, 2018

Martin Kropelnicki
President and Chief Executive Officer
California Water Service Group
1720 North First Street
San Jose, California 95112

>   **Re: SJW Group**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed May 2, 2018 by California Water Service Group**
>   **File No. 001-08966**

Dear Mr. Kropelnicki:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products